UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion St, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated November 12, 2009, reporting on the results of the vote which took place at the general meeting of holders of Series A Debentures of Top Image Systems held on November 4th, 2009.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Office

Reznik Paz Nevo Trusts Ltd.

November 11th, 2009

To:

Israeli Securities Authority	Tel Aviv Stock Exchange
www.isa.gov.co.il	www.tase.co.il

Re: Reporting on the results of the vote which took place at the general meeting of holders of
Series A Debentures of Top Image Systems held on November 4th, 2009

Reznick, Paz, Nevo Trustees Inc., the trustee for debentures (series A) issued by Top Image Systems Ltd. (hereinafter: “The Trustee”; “The Company”), is hereby pleased to report the results of a vote taken at the general meeting of debentures holders held on Wednesday, November 4th, 2009 (hereinafter: “The Meeting”). The vote was regarding a decision proposal on the agenda, including appointing a representative body for the holders to take part in discussions with The Company as well as methods of financing The Trustee and the representative body, all according to the specifications detailed in the summons published in the Magna system (reference 2009-02-267087). Votes were received by The Trustee until Tuesday, November 10th, 2009 at 6:00 p.m.

The meeting was attended by holders of debentures (series A) in a total of 31,101,525 NIS (nominal value), which are a total of 70.10% of the total debentures (series A) in circulation.

The results of the vote are as follows:

The decision was rejected:

A total of 26,686,700 votes participated, 85.80% of the attending or represented votes.

There were no abstaining votes.

0% of the participants voted in favor of the proposal.

100% of the participants voted against the proposal.

Reznick Paz Nevo Trustees, Inc.